UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001-12 .

Final Summary Voting Map of the Shareholders’ Meetings of March 11, 2019, at 4 p.m.

Banco Bradesco S.A. informs its shareholders, clients and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Summary Voting Map (Attachment) which consolidates the remote votes from its shareholders and the votes of the shareholders attending the meeting, with the indications of total approvals, rejections and abstentions to each one of the matters approved at the Special and Annual Shareholders Meetings cumulatively held on this date.

Cidade de Deus, Osasco, SP, March 11, 2019

Banco Bradesco S.A.

Leandro Miranda de Araujo

Executive Deputy Officer and Investor Relations Officer

Banco Bradesco S.A. Type of Shareholders’ Meeting	Date	Time
Special Shareholders’ Meeting	4 p.m.	4 p.m.

Summary Voting Map of the Special Shareholders’ Meeting of the Company, composed of the votes received through the Remote Voting Form procedure by the votes of the shareholders attending the meeting on this date, conformity with CVM Instruction 561. The data contained in this document reflects the information available in our book entry system as of today.

	Consolidated Summary Map		Common Share
	Agenda	Vote	Position
	Simple Resolution	Approve	2,757,463,123
1	To increase the capital stock with Profit Reserves, in R$8 billion	Reject	1,068
	(from R$67.1 billion to R$75.1 billion), with 20% bonus stock to	Abstain	1,790,825
	shareholders.
2	Simple Resolution	Approve	2,757,195,012
	To amend the item "e" of Article 9 of the Bylaws, in order to	Reject	151
	amend the term “Permanent Assets” to “Non-Current Assets”,	Abstain	2,059,853
	according to the legislation in force.
	Simple Resolution	Approve	2,757,464,191
3	To amend the Article 21 of the Bylaws, for the term of office of	Reject	0
	the members of the Audit Committee from five (5) to two (2)	Abstain	1,790,825
	years.
	Simple Resolution	Approve	2,757,464,040
4	To consolidate the Bylaws, with the amendments mentioned in	Reject	151
	items 1, 2 and 3 above.	Abstain	1,790,825

Banco Bradesco S.A. Type of Shareholders’ Meeting	Date	Time
Special Shareholders’ Meeting	4 p.m.	4 p.m.

Summary Voting Map of the Annual Shareholders’ Meeting of the Company, composed of the votes received through the Remote Voting Form procedure by the votes of the shareholders attending the meeting on this date, conformity with CVM Instruction 561. The data contained in this document reflects the information available in our book entry system as of today.

	Consolidated Summary Map		Common
			Shares
	Agenda	Vote	Position
	Simple Resolution	Approve	2,688,348,288
1	Approve the management accounts and the Financial Statements	Reject	0
	related to the fiscal year ended on December 31, 2018.	Abstain	49,358,948
	Simple Resolution	Approve	2,735,916,145
2	Resolve on the proposal of the Board of Directors for the allocation	Reject	266
	of the net income of the fiscal year 2018	Abstain	1,790,825
	Election of the fiscal council by single coalition – Controlling	Approve	2,561,790,436
3	Shareholders	Reject	4,298,165
	Ariovaldo Pereira/Joao Batista de Moraes	Abstain	171,618,635
	Domingos Aparecido Maia/Nilson Pinhal
	José Maria Soares Nunes/Renaud Roberto Teixeira
	Indication of all names that compose the coalition – Controlling Shareholders
	If one of the candidates that make up the coalition stops being part	Yes	2,577,624,467
4	of it to accommodate the separate election dealt with in Articles 161,	No	154,846,143
	Paragraph Four, and 240 of Law no. 6,404 of 1976, do you want the	Abstain	5,236,626
	votes of your shares to be given to the same coalition chosen?
	Separate Election of the fiscal council – Common Shares	Approve	158,957,361
5.1	Appointment of candidates for the fiscal council by minority	Reject	7,893,156
	shareholders holding common shares (the shareholder must fill in	Abstain	2,570,856,719
	this field if it has not filled the general election field)
	João Carlos de Oliveira/João Sabino
		Approve	192,070,568
5.2	Ivanyra Maura de Medeiros Correia/Cézar Manoel de Medeiros	Reject	162,124,291
		Abstain	2,383,512,377
	Agenda	Vote	Preferred Shares
	Separate Election of Fiscal Council – Preferred Shares	Approve	213,602,849
6.1	Appointment of candidates to compose the fiscal council by	Reject	13,831,586
	preferred shareholders not entitled to voting rights or with restricted	Abstain	1,289,540,071
	vote
	Luiz Carlos de Freitas/João Batistela Biazon
		Approve	1,218,773,670
6.2	Walter Luis Bernardes Albertoni/Reginaldo Ferreira Alexandre	Reject	165,750,819
		Abstain	132,450,017
	Agenda	Vote	Common Shares
	Simple Resolution	Approve	2,710,436,729
7	Overall remuneration of the Managers, funds to cover the Pension	Reject	6,588,195
	Plan and funds corresponding to the contributions to the INSS borne	Abstain	20,682,312
	by the Company.
	Simple Resolution	Approve	2,733,363,363
8	Remuneration of the effective members of the Fiscal Council and	Reject	1,485
	sum corresponding to the contributions to the INSS borne by the	Abstain	4,342,388
	Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.